Pricing supplement no. 343
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 32-V dated March 5, 2007

Registration Statement No. 333-130051
Dated March 7, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co.
	$4,500,000
	Principal Protected Notes Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the Nikkei 225 Index due March 7, 2008

General

- The notes are designed for investors who seek exposure to any appreciation of a diversified basket of international indices over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Basket that would exceed the Maximum Return of 10.00%, while seeking full principal protection at maturity.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 7, 2008[†].
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on March 7, 2007 and are expected to settle on or about March 12, 2007.

Key Terms

Basket: The notes are linked to a weighted basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the Nikkei 225 Index (each a "Basket Component" and together the "Basket Components").

Index Weightings: The EURO STOXX Weighting is 46.1%, the Nikkei 225 Weighting is 27.9% and the FTSE 100 Weighting is 26% (each an "Index Weighting" and, collectively, the "Index Weightings"), respectively, of the value of the Basket.

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Basket Return is greater than 10.00% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 10.00%, which entitles you to a payment at maturity of $1,100.00 for every $1,000 principal amount note.

Maximum Return: $100 for each $1,000 principal amount note (or 10.00% x $1,000)

Participation Rate: 100%

Basket Return: $$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the final Initial Averaging Date, which is expected to occur on or about March 13, 2007 and which will encompass the arithmetic average of the index closing levels of each of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the Nikkei 225 Index on each of the Initial Averaging Dates, one of which will occur after the settlement date. *Accordingly, all of the index closing levels which will make up the Starting Basket Level will not be determined until after the settlement date.*

Ending Basket Level: The arithmetic average of the Basket Closing Levels on the five Ending Averaging Dates.

Basket Closing Level: For each of the Ending Averaging Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + (the EURO STOXX Return * the EURO STOXX Weighting) + (the FTSE 100 Return * the FTSE 100 Weighting) +(the Nikkei 225 Return * the Nikkei 225 Weighting)]

On any trading day, EURO STOXX Return, the FTSE 100 Return, and the Nikkei 225 Return are the performance of the Dow Jones EURO STOXX 50® Index, FTSE™ 100 Index and the Nikkei 225 Index, respectively, expressed as a percentage, from the arithmetic average of the respective index's closing level on the Initial Averaging Dates to the respective index's closing level on such trading date. For additional information, see "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 32-V.

Initial Averaging Dates[†]: March 7, 2007, March 8, 2007, March 9, 2007, March 12, 2007 and March 13, 2007

Ending Averaging Dates[†]: February 27, 2008, February 28, 2008, February 29, 2008, March 3, 2008 and March 4, 2008

Maturity Date[†]: March 7, 2008

CUSIP: 48123JTB5

[†] Subject to postponement of up to ten (10) business days in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 32-V.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 32-V and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$9.60	$990.40
Total	$4,500,000	$43,200	$4,456,800

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.80 per $1,000 principal amount note. See "Underwriting" beginning on page PS-86 of the accompanying product supplement no. 32-V.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $9.60 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 7, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-V dated March 5, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 5, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 32-V dated March 5, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000803/e26520_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -100% to +80% and reflects the Starting Basket Level of 100, the Participation Rate of 100% and the Maximum Total Return of 10.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
180.00	80.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
170.00	70.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
160.00	60.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
130.00	30.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
120.00	20.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
110.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
105.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
103.00	3.00%	3.00%	$30.00	+	$1,000.00	=	$1,030.00
101.00	1.00%	1.00%	$10.00	+	$1,000.00	=	$1,010.00
100.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000.00**	**=**	**$1,000.00**
90.00	-10.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
80.00	-20.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
70.00	-30.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
60.00	-40.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
50.00	-50.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
40.00	-60.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
30.00	-70.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
20.00	-80.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
10.00	-90.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00

JPMorgan Structured Investments —   PS-1

Principal Protected Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® **Index and the FTSE**TM **100 Index**


Principal Protected Note Payment at Maturity
Note Payoff at Maturity ($1,000-$1,100)
Cash Investment In Basket
Payment at Maturity ($1,000 Investment)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Basket Return

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by the Participation Rate of 100% does not exceed the Maximum Return of 10.00%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(105-100)/100] x 100%) = $1,050

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Basket Return of 20% multiplied by the Participation Rate of 100% is greater than the Maximum Return of 10.00%, the Additional Amount is equal to the Maximum Return of $100 and the final payment at maturity is equal to $1,100.00 per $1,000 principal amount note.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY —** You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL —** At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $100 per $1,000 principal amount note.
- **DIVERSIFICATION AMONG THE BASKET INDICES —** The return on the notes is linked to a weighted basket consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSE™ 100 Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbum, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average," are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. For additional information about the Basket and each Basket Component, please see "The Nikkei 225 Index", "The Dow Jones EURO STOXX 50® Index" and "The FTSE™ 100 Index" in the accompanying product supplement no. 32-V.
- **TAXED AS SHORT-TERM DEBT INSTRUMENTS —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments — PS-2
Principal Protected Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSE™ 100 Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-V dated March 5, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. **You will receive no more than the full principal amount of your notes at maturity if the Basket Return is zero or negative.**

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** – If the Ending Basket Level of the Basket is greater than its Starting Basket Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 10.00%, regardless of the appreciation in the Basket, which may be significant.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but later falls below the Starting Basket Level during the latter portion of the term of the notes.

- **THE STARTING LEVELS FOR THE BASKET COMPONENTS WILL BE DETERMINED AFTER THE SETTLEMENT DATE OF THE NOTES** — The Starting Levels for the Basket Components will be determined by reference to the arithmetic average of the closing levels of the Basket Components on the Initial Averaging Dates. At least one Initial Averaging Date will occur on or following the settlement date of the notes; as a result, the starting level for the Basket Components will not be determined, and you will therefore not know such value, until after the settlement date. If there are any increases in the closing levels for the Basket Components on the Initial Averaging Dates that occur after the settlement date and such increases result in the starting level for one or more of the Basket Components being higher than the respective closing level on the settlement date, this may establish higher levels that the Basket Components must achieve for you to receive at maturity more than the principal amount of your notes.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Component are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** –We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the euro, the Japanese yen and the pound sterling; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the weekly performance of each Basket Component as well as the Basket as a whole from January 4, 2002 through March 2, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the Nikkei 225 Index on March 7, 2007 was 16764.62. The closing level of the Dow Jones EURO STOXX 50® Index on March 7, 2007 was 4021.97. The closing level of the FTSE™ 100 Index on March 7, 2007 was 6156.50.

We obtained the various Basket Component closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Component and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Component on any of the Initial Averaging Dates or Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your notes.









JPMorgan Structured Investments —   PS-4

Principal Protected Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSE™ 100 Index